Exhibit 99.1

IM Cannabis Explores U.S. Market Entry Following President Trump's Executive Order on Increasing Medical Marijuana and Cannabidiol Research

Engages Exclusive Financial Advisors for U.S. Opportunities and Potential Divestitures of German and Israeli Operations;

TORONTO and GLIL YAM, Israel, December 30, 2025 - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), medical cannabis company with operations in Israel and Germany, today announced that it is actively evaluating certain strategic opportunities to expand its operations into the United States cannabis market. This initiative follows President Donald Trump's executive order signed on December 18, 2025, which directs the Attorney General to expedite the rescheduling of marijuana from Schedule I to Schedule III under the Controlled Substances Act, recognizing its medical benefits while maintaining federal oversight.

To advance its U.S. entry strategy and assess potential divestitures of its businesses in Germany and Israel, the Company has engaged SSC Advisors to act as its financial advisors. The advisors are expected to provide customary financial advisory services, including strategic guidance on potential U.S. cannabis market entry, the identification of potential partners or acquirors, and management of any transaction processes related to the Company’s German and Israeli operations.

IMC will continue to monitor developments related to the executive order and federal rescheduling process.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international medical cannabis company that provides premium cannabis products to medical patients in Israel and Germany. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements regarding: the Company’s  strategic opportunities, including potential entry into the U.S. cannabis market; the engagement with SSC advisors, any outcomes of such engagements and any services expected to be provided; any potential divestiture or other transaction involving the Company’s German and Israeli operations; the development and implementation of the executive order, and the completion of the rulemaking process related to the executive order; and the Company’s preliminary unaudited revenue estimate for its German operations for the fourth quarter of 2025.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements. For additional information regarding risks and uncertainties, please refer to the “Risk Factors” section in the Company’s annual report dated March 31, 2025, available on SEDAR+ and EDGAR.

Company Contact:

Michal Efraty Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com
Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com

SSC Advisors Contact:

Aaron Salz
aaron@sscadvisors.com

Brian Schinderle
brian@sscadvisors.com